Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2020	As at December 31, 2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	131,012	136,322	1,867
Intangible assets	6	16,362	13,056	179
Property, plant and equipment	4	81,120	83,372	1,142
Right-of-Use assets	5	16,748	15,427	211
Financial assets
Derivative assets	17	—	51	1
Investments	8	9,302	8,679	119
Trade receivables		6,049	4,613	63
Other financial assets	11	5,881	6,657	91
Investments accounted for using the equity method		1,383	1,459	20
Deferred tax assets		6,005	1,690	23
Non-current tax assets		11,414	14,020	192
Other non-current assets	12	11,935	11,433	157

Total non-current assets		297,211	296,779	4,065

Inventories	9	1,865	1,205	17
Financial assets
Derivative assets	17	3,025	4,088	56
Investments	8	189,635	312,909	4,286
Cash and cash equivalents	10	144,499	139,435	1,910
Trade receivables		104,474	91,841	1,258
Unbilled receivables		25,209	23,105	316
Other financial assets	11	8,614	9,028	124
Contract assets		17,143	14,847	203
Current tax assets		2,882	2,354	32
Other current assets	12	22,505	22,144	303

Total current assets		519,851	620,956	8,505

TOTAL ASSETS		817,062	917,735	12,570

EQUITY
Share capital		11,427	11,431	157
Share premium		1,275	1,815	25
Retained earnings		476,103	424,275	5,811
Share-based payment reserve		1,550	1,765	24
SEZ Re-investment reserve		43,804	57,217	784
Other components of equity		23,299	30,647	420

Equity attributable to the equity holders of the Company		557,458	527,150	7,221
Non-controlling interest		1,875	1,489	20

TOTAL EQUITY		559,333	528,639	7,241

LIABILITIES
Financial liabilities
Loans and borrowings	13	4,840	213	3
Derivative liabilities	17	138	—	—
Lease liabilities		12,638	12,894	177
Other financial liabilities	14	151	929	13
Deferred tax liabilities		2,825	5,181	71
Non-current tax liabilities		13,205	12,442	170
Other non-current liabilities	15	7,537	7,803	107
Provisions	16	2	1	^

Total non-current liabilities		41,336	39,463	541

Financial liabilities
Loans, borrowings and bank overdrafts	13	73,202	73,256	1,003
Derivative liabilities	17	7,231	3,467	47
Trade payables and accrued expenses		78,129	83,461	1,143
Lease liabilities		6,560	7,502	103
Other financial liabilities	14	899	96,604	1,323
Contract liabilities		18,775	22,118	303
Current tax liabilities		11,731	15,913	218
Other current liabilities	15	19,254	46,627	639
Provisions	16	612	685	9

Total current liabilities		216,393	349,633	4,788

TOTAL LIABILITIES		257,729	389,096	5,329

TOTAL EQUITY AND LIABILITIES		817,062	917,735	12,570

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2019	2020	2020	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	154,705	156,700	2,146	453,122	456,976	6,259
Cost of revenues	21	(109,673)	(104,313)	(1,429)	(321,952)	(313,400)	(4,293)

Gross profit		45,032	52,387	717	131,170	143,576	1,966
Selling and marketing expenses	21	(11,030)	(11,326)	(155)	(32,612)	(30,721)	(421)
General and administrative expenses	21	(7,496)	(7,814)	(107)	(22,142)	(25,997)	(356)
Foreign exchange gains	23	727	566	8	2,176	2,109	29
Other operating income/(loss), net	26	—	—	—	749	(81)	(1)

Results from operating activities		27,233	33,813	463	79,341	88,886	1,217
Finance expenses	22	(1,844)	(1,400)	(19)	(5,675)	(3,966)	(54)
Finance and other income	23	5,370	5,975	82	19,174	16,465	226
Share of net profit /(loss) of associates accounted for using the equity method		34	101	1	16	126	2

Profit before tax		30,793	38,489	527	92,856	101,511	1,391
Income tax expense	19	(6,164)	(8,524)	(117)	(18,594)	(22,590)	(309)

Profit for the period		24,629	29,965	410	74,262	78,921	1,082

Profit attributable to:
Equity holders of the Company		24,558	29,667	406	73,958	78,225	1,072
Non-controlling interest		71	298	4	304	696	10

Profit for the period		24,629	29,965	410	74,262	78,921	1,082

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		4.31	5.21	0.07	12.58	13.74	0.19
Diluted		4.30	5.17	0.07	12.55	13.46	0.18
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,692,132,118	5,696,798,493	5,696,798,493	5,879,588,157	5,694,731,405	5,694,731,405
Diluted		5,703,265,041	5,741,070,466	5,741,070,466	5,892,966,906	5,812,779,105	5,812,779,105

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2019	2020	2020	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period		24,629	29,965	410	74,262	78,921	1,082
Other comprehensive income (OCI)
Items that will not be reclassified to statement of income in subsequent periods
Remeasurements of the net defined benefit liability/asset comprising actuarial gains and losses		(128)	(57)	(1)	(354)	(213)	(3)
Net change in fair value of equity instruments measured at fair value through OCI		550	273	4	625	465	6

		422	216	3	271	252	3

Items that may be reclassified to statement of income in subsequent periods
Foreign currency translation differences	18	2,175	1,009	14	3,978	798	11
Net change in time value of option contracts designated as cash flow hedges		(136)	(111)	(2)	(455)	43	1
Net change in intrinsic value of option contracts designated as cash flow hedges		(920)	20	^	(896)	1,068	15
Net change in fair value of forward contracts designated as cash flow hedges		(970)	233	3	(1,149)	2,266	31
Net change in fair value of debt instruments measured at fair value through OCI		(274)	257	4	1,140	2,868	39

		(125)	1,408	19	2,618	7,043	97

Total other comprehensive income, net of taxes		297	1,624	22	2,889	7,295	100

Total comprehensive income for the period		24,926	31,589	432	77,151	86,216	1,182

Total comprehensive income attributable to:
Equity holders of the Company		24,842	31,306	428	76,793	85,573	1,173
Non-controlling interest		84	283	4	358	643	9

		24,926	31,589	432	77,151	86,216	1,182

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	Number of shares*	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(872)	—	—	—	—	—	(872)	—	(872)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the period
Profit for the period	—	—	—	73,958	—	—	—	—	—	73,958	304	74,262
Other comprehensive income	—	—	—	—	—	—	3,924	(2,500)	1,411	2,835	54	2,889

Total comprehensive income for the period	—	—	—	73,958	—	—	3,924	(2,500)	1,411	76,793	358	77,151

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	2,164,004	4	646	—	(646)	—	—	—	—	4	—	4
Buyback of equity shares	(323,076,923)	(646)	—	(105,000)	—	—	—	—	646	(105,000)	—	(105,000)
Transaction cost related to buyback	—	—	—	(298)	—	—	—	—	—	(298)	—	(298)
Issue of shares by controlled trust on exercise of options *	—	—	—	667	(667)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	6	899	—	—	—	—	905	—	905
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(1,415)	(1,415)

Total transactions with owners of the Company	(320,912,919)	(642)	646	(104,625)	(414)	—	—	—	646	(104,389)	(1,415)	(105,804)

As at December 31, 2019	5,713,022,469	11,426	1,179	474,596	2,203	28,565	19,174	(85)	2,590	539,648	1,580	541,228

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the period
Profit for the period	—	—	—	78,225	—	—	—	—	—	78,225	696	78,921
Other comprehensive income	—	—	—	—	—	—	851	3,377	3,120	7,348	(53)	7,295

Total comprehensive income for the period	—	—	—	78,225	—	—	851	3,377	3,120	85,573	643	86,216

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	1,980,699	4	540	—	(540)	—	—	—	—	4	—	4
Liability for Buyback of equity shares, including tax thereon (Refer to Note 31)	—	—	—	(117,021)	—	—	—	—	—	(117,021)	—	(117,021)
Transaction cost related to proposed Buyback	—	—	—	(92)	—	—	—	—	—	(92)	—	(92)
Issue of shares by controlled trust on exercise of options *	—	—	—	468	(468)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	5	1,223	—	—	—	—	1,228	—	1,228
Transferred to special economic zone re-investment reserve	—	—	—	(13,413)	—	13,413	—	—	—	—	—	—
Cash dividend paid	—	—	—	—	—	—	—	—	—	—	(960)	(960)
Others	—	—	—	—	—	—	—	—	—	—	(69)	(69)

Total transactions with owners of the Company	1,980,699	4	540	(130,053)	215	13,413	—	—	—	(115,881)	(1,029)	(116,910)

As at December 31, 2020	5,715,338,089	11,431	1,815	424,275	1,765	57,217	24,390	1,062	5,195	527,150	1,489	528,639
Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		157	25	5,811	24	784	334	15	71	7,221	20	7,241

*

Includes 24,354,793 and 20,469,844 treasury shares held as at December 31, 2019 and 2020, respectively by a controlled trust. 2,999,060 and 2,276,237 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended December 31, 2019 and 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2019	2020	2020
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the period	74,262	78,921	1,082
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	18	(494)	(7)
Depreciation, amortization and impairment expense	15,064	20,661	283
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	3,602	(1,742)	(24)
Share-based compensation expense	899	1,806	25
Share of net profit of associates accounted for using equity method	(16)	(126)	(2)
Income tax expense	18,594	22,590	309
Finance and other income, net of finance expenses	(15,206)	(13,150)	(180)
(Gain)/loss from sale of business	(749)	81	1
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	1,135	14,896	204
Unbilled receivables and contract assets	(603)	4,535	62
Inventories	1,889	666	9
Other assets	668	6,796	93
Trade payables, accrued expenses, other liabilities and provisions	(8,109)	8,065	110
Contract liabilities	(3,943)	3,217	44

Cash generated from operating activities before taxes	87,505	146,722	2,009
Income taxes paid , net	(933)	(16,455)	(225)

Net cash generated from operating activities	86,572	130,267	1,784

Cash flows from investing activities:
Purchase of property, plant and equipment	(17,537)	(13,466)	(184)
Proceeds from sale of property, plant and equipment	710	612	8
Purchase of investments	(855,465)	(849,658)	(11,638)
Proceeds from sale of investments	914,556	742,959	10,176
Payment for business acquisitions including deposits and escrow, net of cash acquired	(6,381)	(6,095)	(83)
Proceeds from sale of business	7,459	—	—
Escrow and term deposits pertaining to proposed buyback	—	(10,600)	(145)
Interest received	18,716	14,042	192
Dividend received	262	1	^

Net cash generated from/ (used in) investing activities	62,320	(122,205)	(1,674)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	10	4	^
Repayment of loans and borrowings	(73,096)	(60,991)	(835)
Proceeds from loans and borrowings	65,245	58,607	803
Repayment of lease liabilities	(5,046)	(6,602)	(90)
Payment for buy back of shares, including transaction cost	(105,298)	—	—
Payment for transaction cost against proposed buyback	—	(87)	(1)
Interest paid	(3,558)	(2,639)	(36)
Payment of cash dividend to Non-controlling interest holders	(1,415)	(960)	(13)

Net cash used in financing activities	(123,158)	(12,668)	(172)

Net increase in cash and cash equivalents during the period	25,734	(4,606)	(62)
Effect of exchange rate changes on cash and cash equivalents	1,276	(112)	(2)
Cash and cash equivalents at the beginning of the period	158,525	144,104	1,974

Cash and cash equivalents at the end of the period (Note 10)	185,535	139,386	1,910

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 13, 2021

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with Bombay Stock Exchange Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on January 13, 2021.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2020. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2020.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2020, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 73.01 as published by Federal Reserve Board of Governors on December 31, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transaction.

m)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2020, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2020.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2020:

Amendment to IFRS 3 - Business combination

The International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The adoption of amendment to IFRS 3 is applicable to new acquisition on a prospective basis and did not have any impact on the interim condensed consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. The adoption of amendment to IFRS 9, IAS 39 and IFRS 7 did not have any significant material impact on the interim condensed consolidated financial statements of the Company.

Amendment to IAS 1 and IAS 8 – Definition of Material

The IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. The adoption of the amendment to IAS 1 and IAS 8 did not have any material impact on its evaluation of materiality in relation to the interim condensed consolidated financial statements.

Amendment to IFRS 16 – Leases

The IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to COVID-19-related rent concessions to payments originally due on or before June 30, 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from COVID-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. Accordingly, the Company recognized ₹ 6 and ₹ 34 as reversal of lease liability in the interim condensed consolidated statement of income for the three and nine months ended December 31, 2020 respectively.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2020 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends other IFRS standards. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. The Company is currently evaluating the impact of the amendment on the consolidated financial statements.

IFRS 9 – Annual Improvements to IFRS Standards—2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹ 3,697		₹ 27,490		₹ 88,946		₹ 16,505		₹ 948		₹ 137,586
Translation adjustment		4		91		889		80		2		1,066
Additions		55		1,905		9,968		2,092		9		14,029
Additions through Business combinations		—		—		392		2		—		394
Disposals		—		(85)		(2,467)		(201)		(130)		(2,883)

As at December 31, 2019	₹ 3,756		₹ 29,401		₹ 97,728		₹ 18,478		₹ 829		₹ 150,192
Accumulated depreciation/ impairment:
As at April 1, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		35		651		52		1		739
Depreciation and impairment		—		970		6,281		1,152		142		8,545
Disposals		—		(24)		(1,960)		(40)		(113)		(2,137)

As at December 31, 2019	₹	—	₹	7,696	₹	75,983	₹	13,757	₹	712	₹	98,148

Capital work-in-progress											₹	26,508

Net carrying value including Capital work-in-progress as at December 31, 2019											₹ 78,552

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹ 3,697		₹ 27,490		₹ 88,946		₹ 16,505		₹ 948		₹ 137,586
Translation adjustment		9		84		1,437		129		(5)		1,654
Additions		55		9,130		13,571		3,487		11		26,254
Additions through Business combinations		—		5		417		7		—		429
Disposals		—		(199)		(3,676)		(258)		(146)		(4,279)

As at March 31, 2020	₹ 3,761		₹ 36,510		₹ 100,695		₹ 19,870		₹ 808		₹ 161,644
Accumulated depreciation/ impairment:
As at April 1, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		32		1,066		91		(2)		1,187
Depreciation and impairment		—		1,319		8,628		1,556		175		11,678
Disposals		—		(118)		(2,649)		(99)		(128)		(2,994)

As at March 31, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Capital work-in-progress											₹	20,348

Net carrying value including Capital work-in-progress as at March 31, 2020											₹ 81,120

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Translation adjustment		13		166		928		79		1		1,187
Additions		—		2,724		10,197		1,457		2		14,380
Additions through Business combinations		—		—		14		52		—		66
Disposals		(58)		(546)		(2,497)		(648)		(121)		(3,870)

As at December 31, 2020	₹ 3,716		₹ 38,854		₹ 109,337		₹ 20,810		₹ 690		₹ 173,407
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Translation adjustment		—		65		461		51		1		578
Depreciation and impairment **		—		1,129		8,121		1,368		56		10,674
Disposals		—		(486)		(2,195)		(321)		(116)		(3,118)

As at December 31, 2020	₹	—	₹	8,656	₹	84,443	₹	15,239	₹	668	₹	109,006
Capital work-in-progress											₹	18,971

Net carrying value including Capital work-in-progress as at December 31, 2020											₹ 83,372

*	Includes computer equipment and software.
**	Includes impairment charge on certain software platforms amounting to ₹ 45 and ₹ 283 for the three months and nine months ended December 31, 2020, respectively.

5. Right-of-Use assets	Category of Right-of-Use asset
	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		1,264		1,132		208		2,604
Additions through Business combinations		—		197		—		—		197
Disposals		—		(27)		(47)		(45)		(119)
Translation adjustment		—		189		60		8		257

As at December 31, 2019	₹ 2,003		₹ 13,125		₹ 4,086		₹ 820		₹ 20,034
Accumulated depreciation:
Depreciation	₹	21	₹	2,685	₹	1,256	₹	199	₹	4,161
Disposals		—		(18)		(47)		(4)		(69)
Translation adjustment		—		24		12		2		38

As at December 31, 2019	₹	21	₹	2,691	₹	1,221	₹	197	₹	4,130

Net carrying value as at December 31, 2019									₹ 15,904

Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		279		132		17		428

As at March 31, 2020	₹ 2,003		₹ 15,624		₹ 4,236		₹ 826		₹ 22,689
Accumulated depreciation:
Depreciation	₹	27	₹	3,884	₹	1,731	₹	269	₹	5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6		105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Net carrying value as at March 31, 2020									₹ 16,748

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		—		2,830		682		34		3,546
Disposals		—		(1,774)		(224)		(80)		(2,078)
Additions through Business combinations		—		185		—		84		269
Translation adjustment		—		223		96		26		345

As at December 31, 2020	₹ 2,003		₹ 17,088		₹ 4,790		₹ 890		₹ 24,771
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		21		3,339		1,170		210		4,740
Disposals		—		(1,245)		(144)		(52)		(1,441)
Translation adjustment		—		60		32		12		104

As at December 31, 2020	₹	48	₹	6,082	₹	2,779	₹	435	₹	9,344

Net carrying value as at December 31, 2020									₹ 15,427

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2020		December 31, 2020
Balance at the beginning of the period	₹	116,980	₹	131,012
Translation adjustment		9,199		(850)
Acquisition through business combinations, net *		4,833		6,160

Balance at the end of the period	₹	131,012	₹	136,322

*

Acquisition through business combinations for the nine months ended December 31, 2020 is net of ₹ (72) towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		520		129		649
Acquisition through business combinations		2,618		102		2,720

As at December 31, 2019	₹	30,062	₹	6,176	₹	36,238
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		71		70	₹	141
Amortization and impairment		1,667		691	₹	2,358

As at December 31, 2019	₹	17,083	₹	4,523	₹	21,606

Net carrying value as at December 31, 2019	₹	12,979	₹	1,653	₹	14,632

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization and impairment		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Acquisition through business combinations		981		566		1,547
Translation adjustment		38		(134)		(96)

As at December 31, 2020	₹	33,509	₹	7,130	₹	40,639
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Translation adjustment		(122)		(114)		(236)
Amortization and impairment *		3,538		1,455		4,993

As at December 31, 2020	₹	21,314	₹	6,269	₹	27,583

Net carrying value as at December 31, 2020	₹	12,195	₹	861	₹	13,056

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

*

During the period ended December 31, 2020, change in business strategy of a customer has led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge of ₹ 1,628 and ₹ 1,890 for the three and nine months ended December 31, 2020 respectively, as part of amortization and impairment.

7. Business combination:

During the nine months ended December 31, 2020, the Company has completed three business combinations (which individually are not material) for a total consideration of ₹ 7,853. These include (a) acquisition of IVIA Serviços de Informática Ltda. (“IVIA”), a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil (b) acquisition of 4C NV and its subsidiaries (“4C”), a Salesforce multi-cloud partner in Europe, U.K. and the Middle East, and (c) acquisition of Encore Theme Technologies Private Limited (“ETT’), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	503
Customer related intangibles		981
Marketing related intangibles		566
Deferred tax liabilities on intangible assets		(429)

Total	₹	1,621
Goodwill		6,232

Total purchase price	₹	7,853

The total consideration for IVIA includes a deferred earn-out component of ₹ 497, which is linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 460 and recorded as part of provisional purchase price allocation.

The total consideration for ETT includes a deferred earn-out component of ₹ 305, which is linked to achievement of revenues and earnings over a period of 1.5 years ending March 31, 2022. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 196 and recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 887 of cash and cash equivalents.

The goodwill of ₹ 6,232 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes.

The pro-forma effects of these business combinations on the Company’s results were not material.

8. Investments

	As at
	March 31, 2020		December 31, 2020
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	9,297	₹	8,676
Financial instruments at amortized cost
Inter corporate and term deposits *		5		3

	₹	9,302	₹	8,679
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	14,795	₹	87,720
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		155,587		183,819
Financial instruments at amortized cost
Inter corporate and term deposits * #		19,253		41,370

	₹ 189,635		₹ 312,909

	₹ 198,937		₹ 321,588

*

These deposits earn a fixed rate of interest. Term deposits include non- current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 3, and ₹ 507, respectively (March 31, 2020: Term deposits non-current of ₹ 5 and Term deposits current of ₹ 796).

#	Term Deposits include ₹ 9,716 in lien with bank in lieu of escrow required for buyback of equity shares (Refer to Note 31)

9. Inventories

	As at
	March 31, 2020		December 31, 2020
Stores and spare parts	₹	613	₹	232
Finished and traded goods		1,252		973

	₹	1,865	₹	1,205

10. Cash and cash equivalents:

	As at
	March 31, 2020		December 31, 2020
Cash and bank balances	₹	34,087	₹	42,794
Demand deposits with banks *		110,412		96,641

	₹	144,499	₹	139,435

* These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	December 31, 2019		December 31, 2020
Cash and cash equivalents	₹	186,637	₹	139,435
Bank overdrafts		(1,102)		(49)

	₹	185,535	₹	139,386

11. Other financial assets

	As at
	March 31, 2020		December 31, 2020
Non-current
Security deposits	₹	1,581	₹	1,476
Interest receivables		1,139		1,139
Finance lease receivables		2,359		3,603
Others		802		439

	₹	5,881	₹	6,657
Current
Security deposits	₹	1,127	₹	1,305
Dues from officers and employees		1,040		1,120
Finance lease receivables		2,811		3,392
Interest receivables		2,581		1,491
Escrow balances with bank for buyback of equity shares		—		950
Others		1,055		770

	₹	8,614	₹	9,028

	₹	14,495	₹	15,685

12. Other assets

	As at
	March 31, 2020		December 31, 2020
Non-current
Prepaid expenses	₹	4,535	₹	3,438
Costs to obtain contract*		4,030		3,580
Costs to fulfil contract		305		328
Others		3,065		4,087

	₹	11,935	₹	11,433
Current
Prepaid expenses	₹	9,876	₹	11,184
Dues from officers and employees		310		79
Advance to suppliers		3,121		2,471
Balance with GST and other authorities		7,805		7,524
Costs to obtain contract*		1,258		795
Costs to fulfil contract		—		37
Others		135		54

	₹	22,505	₹	22,144

	₹	34,440	₹	33,577

*	Amortization of ₹ 258 and ₹ 317 during the three months ended December 31, 2019 and 2020 respectively, and ₹ 848 and ₹ 1,031 during the nine months ended December 31, 2019 and 2020 respectively.

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2020		December 31, 2020
Borrowings from banks	₹	77,058	₹	73,014
Bank overdrafts		395		49
Loans from institutions other than bank		589		406

	₹	78,042	₹	73,469

Non-current		4,840		213
Current		73,202		73,256

14. Other financial liabilities

	As at
	March 31, 2020		December 31, 2020
Non-current
Cash Settled ADS RSUs	₹	146	₹	293
Contingent consideration		—		527
Advance from customers		—		106
Deposits and others		5		3

	₹	151	₹	929

Current
Liability towards buyback of equity shares	₹	—	₹	95,000
Cash Settled ADS RSUs		350		547
Contingent consideration		—		149
Advance from customers		—		106
Deposits and others		549		802

	₹	899	₹	96,604

	₹	1,050	₹	97,533

15. Other liabilities

	As at
	March 31, 2020		December 31, 2020
Non-current
Employee benefits obligations	₹	3,767	₹	3,321
Others		3,770		4,482

	₹	7,537	₹	7,803
Current
Tax on liability towards buyback of equity shares	₹	—	₹	22,021
Statutory and other liabilities		4,919		8,724
Employee benefits obligations		12,356		14,872
Advance from customers		1,464		483
Others		515		527

	₹	19,254	₹	46,627

	₹	26,791	₹	54,430

16. Provisions

	As at
	March 31, 2020		December 31, 2020
Non-current
Provision for warranty	₹	2	₹	1

	₹	2	₹	1
Current
Provision for warranty	₹	317	₹	221
Others		295		464

	₹	612	₹	685

	₹	614	₹	686

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2020					December 31, 2020
	Notional			Fair value		Notional			Fair value
Designated derivative instruments
Sell: Forward contracts		USD	1,011	₹	(2,902)		USD	1,412	₹	2,519
	€		121	₹	231	€		109	₹	(621)
	£		52	₹	240	£		75	₹	(317)
		AUD	144	₹	741		AUD	103	₹	(631)
Range forward option contracts		USD	474	₹	(1,057)		USD	233	₹	677
	€		39	₹	85	€		20	₹	(27)
	£		98	₹	(13)	£		56	₹	(206)
		AUD	—	₹	—		AUD	34	₹	(39)
Non-designated derivative instruments
Sell: Forward contracts *		USD	1,314	₹	(3,116)		USD	1,254	₹	899
	€		59	₹	34	€		100	₹	(204)
	£		81	₹	112	£		86	₹	(224)
		AUD	56	₹	115		AUD	29	₹	(60)
		SGD	7	₹	8		SGD	13	₹	(10)
		ZAR	17	₹	1		ZAR	37	₹	(3)
		CAD	51	₹	153		CAD	21	₹	(11)
		SAR	60	₹	(1)		SAR	102	₹	(1)
		PLN	34	₹	13		PLN	8	₹	2
		CHF	7	₹	4		CHF	9	₹	(14)
		QAR	19	₹	(8)		QAR	13	₹	(7)
		TRY	30	₹	31		TRY	43	₹	(45)
		NOK	19	₹	16		NOK	9	₹	(3)
		OMR	2	₹	1		OMR	2	₹	(1)
		SEK	13	₹	4		SEK	58	₹	(26)
		MYR	20	₹	1		MYR	—	₹	—
		JPY	325	₹	^		JPY	736	₹	(6)
Buy: Forward contracts		USD	480	₹	972		USD	255	₹	(1,009)
		MXN	11	₹	(9)		MXN	—	₹	—
		SEK	—	₹	—		SEK	37	₹	22
		DKK	9	₹	^		DKK	47	₹	13
		CHF	—	₹	—		CHF	2	₹	5
	€		—	₹	—	€		1	₹	^

				₹	(4,344)				₹	672

^	Value is less than ₹ 1.
*	USD 1,314 and USD 1,254 includes USD/PHP sell forward of USD 176 and USD 231 as at March 31, 2020 and December 31, 2020, respectively.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2019		2020
Balance as at the beginning of the period	₹	3,019	₹	(2,876)
Deferred cancellation gain/(loss), net		(206)		—
Changes in fair value of effective portion of derivatives		(198)		3,082
Net (gain)/loss reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions *		(2,667)		1,149

Gain/(loss) on cash flow hedging derivatives, net	₹	(3,071)	₹	4,231

Balance as at the end of the period	₹	(52)	₹	1,355
Deferred tax thereon		(33)		(293)

Balance as at the end of the period, net of deferred tax	₹	(85)	₹	1,062

*

Includes net (gain)/loss reclassified to revenue of ₹ (3,807) and ₹ 1,248 for the nine months ended December 31, 2019 and 2020, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 1,140 and ₹ (99) for the nine months ended December 31, 2019 and 2020, respectively.

As at December 31, 2019 and 2020, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers.

Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2020 and December 31, 2020, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2020								As at December 31, 2020
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	1,382	₹	—	₹	1,382	₹	—	₹	3,196	₹	—	₹	3,196	₹	—
Others		1,643		—		1,643		—		943		—		943		—
Investments:
Investment in liquid and short-term mutual funds		14,795		14,795		—		—		87,720		87,720		—		—
Investment in equity instruments		9,297		—		119		9,178		8,676		45		201		8,430
Commercial paper, Certificate of deposits and bonds		155,587		12,983		142,604		—		183,819		1,902		181,917		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(4,057)	₹	—	₹	(4,057)	₹	—	₹	(1,841)	₹	—	₹	(1,841)	₹	—
Others		(3,312)		—		(3,312)		—		(1,626)		—		(1,626)		—
Contingent consideration (Refer to Note 7)		—		—		—		—		(676)		—		—		(676)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2020		December 31, 2020
Balance at the beginning of the period	₹	6,668	₹	9,178
Additions		2,124		412
Disposals		(1,327)		(1,263)
Transfers out of Level 3		—		(27)
Gain/(loss) recognized in foreign currency translation reserve		855		(229)
Gain/(loss) recognized in other comprehensive income		858		359

Balance at the end of the period	₹	9,178	₹	8,430

	As at
Contingent consideration	March 31, 2020		December 31, 2020
Balance at the beginning of the period	₹	—	₹	—
Additions (Refer to note 7)		—		(656)
Finance expense recognized in statement of income		—		(11)
Gain/(loss) recognized in foreign currency translation reserve		—		(9)

Balance at the end of the period	₹	—	₹	(676)

18. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Nine months ended December 31,
	2019		2020
Balance at the beginning of the period	₹	15,250	₹	23,539
Translation difference related to foreign operations, net		3,924		851

Balance at the end of the period	₹	19,174	₹	24,390

19. Income taxes

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Income tax expense as per the interim condensed consolidated statement of income	₹	6,164	₹	8,524	₹	18,594	₹	22,590
Income tax included in other comprehensive income on:
Unrealized gains/ (losses) on investment securities		(47)		63		(275)		586
Gains/(losses) on cash flow hedging derivatives		(449)		65		(571)		854
Remeasurements of the net defined benefit liability /(asset) comprising actuarial gains and losses		(43)		(20)		(61)		(61)

	₹	5,625	₹	8,632	₹	17,687	₹	23,969

Income tax expense consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Current taxes
Domestic	₹	3,914	₹	4,195	₹	12,478	₹	12,516
Foreign		1,814		2,629		5,510		5,351

	₹	5,728	₹	6,824	₹	17,988	₹	17,867
Deferred taxes
Domestic	₹	845	₹	2,153	₹	1,176	₹	5,383
Foreign		(409)		(453)		(570)		(660)

	₹	436	₹	1,700	₹	606	₹	4,723

	₹	6,164	₹	8,524	₹	18,594	₹	22,590

Income tax expenses are net of reversal of taxes pertaining to earlier periods, amounting to ₹ 1,263 and ₹ 1,564 for the three months ended December 31, 2019 and 2020 respectively, and ₹ 6,516 and ₹ 3,124 for the nine months ended December 31, 2019 and 2020 respectively.

The Special Economic Zone (“SEZ”) Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

20. Revenues

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Rendering of services	₹	152,103	₹	155,143	₹	444,718	₹	451,430
Sale of products		2,602		1,557		8,404		5,546

	₹	154,705	₹	156,700	₹	453,122	₹	456,976

Information on disaggregation of revenues for the three months ended December 31, 2019 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	46,370	₹	19,724	₹	25,325	₹	19,448	₹	18,486	₹	12,380	₹	8,524	₹	150,257	₹	—	₹	1,846	₹	152,103
Sale of products		—		—		—		—		—		—		—		—		2,602		—		2,602

	₹	46,370	₹	19,724	₹	25,325	₹	19,448	₹	18,486	₹	12,380	₹	8,524	₹	150,257	₹	2,602	₹	1,846	₹	154,705

B. Revenue by geography
India	₹	1,618	₹	624	₹	267	₹	426	₹	236	₹	443	₹	484	₹	4,098	₹	1,374	₹	1,846	₹	7,318
Americas *		26,851		15,364		17,988		6,422		13,868		6,060		2,369		88,922		209		—		89,131
Europe		11,147		1,774		4,428		7,937		3,534		4,794		2,030		35,644		454		—		36,098
Rest of the World		6,754		1,962		2,642		4,663		848		1,083		3,641		21,593		565		—		22,158

	₹	46,370	₹	19,724	₹	25,325	₹	19,448	₹	18,486	₹	12,380	₹	8,524	₹	150,257	₹	2,602	₹	1,846	₹	154,705

C. Revenue by nature of contract
Fixed price and volume based	₹	25,222	₹	13,226	₹	14,346	₹	13,213	₹	12,455	₹	8,785	₹	5,715	₹	92,962	₹	—	₹	1,527	₹	94,489
Time and materials		21,148		6,498		10,979		6,235		6,031		3,595		2,809		57,295		—		319		57,614
Products		—		—		—		—		—		—		—		—		2,602		—		2,602

	₹	46,370	₹	19,724	₹	25,325	₹	19,448	₹	18,486	₹	12,380	₹	8,524	₹	150,257	₹	2,602	₹	1,846	₹	154,705

Information on disaggregation of revenues for the three months ended December 31, 2020 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	46,630	₹	21,209	₹	24,994	₹	19,991	₹	19,318	₹	12,627	₹	7,984	₹	152,753	₹	—	₹	2,390	₹	155,143
Sale of products		—		—		—		—		—		—		—		—		1,557		—		1,557

	₹	46,630	₹	21,209	₹	24,994	₹	19,991	₹	19,318	₹	12,627	₹	7,984	₹	152,753	₹	1,557	₹	2,390	₹	156,700

B. Revenue by geography
India	₹	1,660	₹	544	₹	223	₹	324	₹	216	₹	444	₹	281	₹	3,692	₹	428	₹	2,390	₹	6,510
Americas *		26,334		15,781		17,177		6,365		14,343		5,949		2,111		88,060		392		—		88,452
Europe		11,536		2,560		5,082		8,452		3,284		5,594		1,981		38,489		221		—		38,710
Rest of the World		7,100		2,324		2,512		4,850		1,475		640		3,611		22,512		516		—		23,028

	₹	46,630	₹	21,209	₹	24,994	₹	19,991	₹	19,318	₹	12,627	₹	7,984	₹	152,753	₹	1,557	₹	2,390	₹	156,700

C. Revenue by nature of contract
Fixed price and volume based	₹	25,905	₹	14,704	₹	12,547	₹	13,913	₹	13,090	₹	9,078	₹	5,263	₹	94,500	₹	—	₹	2,015	₹	96,515
Time and materials		20,725		6,505		12,447		6,078		6,228		3,549		2,721		58,253		—		375		58,628
Products		—		—		—		—		—		—		—		—		1,557		—		1,557

	₹	46,630	₹	21,209	₹	24,994	₹	19,991	₹	19,318	₹	12,627	₹	7,984	₹	152,753	₹	1,557	₹	2,390	₹	156,700

Information on disaggregation of revenues for the nine months ended December 31, 2019 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	137,028	₹	57,306	₹	71,000	₹	56,553	₹	56,083	₹	35,460	₹	25,258	₹	438,688	₹	—	₹	6,030	₹	444,718
Sale of products		—		—		—		—		—		—		—		—		8,404		—		8,404

	₹	137,028	₹	57,306	₹	71,000	₹	56,553	₹	56,083	₹	35,460	₹	25,258	₹	438,688	₹	8,404	₹	6,030	₹	453,122

B. Revenue by geography
India	₹	3,560	₹	1,807	₹	775	₹	1,349	₹	742	₹	1,445	₹	1,578	₹	11,256	₹	5,534	₹	6,030	₹	22,820
Americas *		80,873		44,330		50,187		18,041		42,148		17,411		6,720		259,710		645		—		260,355
Europe		33,509		5,603		12,455		23,037		10,826		13,572		6,078		105,080		1,065		—		106,145
Rest of the World		19,086		5,566		7,583		14,126		2,367		3,032		10,882		62,642		1,160		—		63,802

	₹	137,028	₹	57,306	₹	71,000	₹	56,553	₹	56,083	₹	35,460	₹	25,258	₹	438,688	₹	8,404	₹	6,030	₹	453,122

C. Revenue by nature of contract
Fixed price and volume based	₹	75,724	₹	37,351	₹	39,608	₹	38,993	₹	36,253	₹	25,125	₹	16,338	₹	269,392	₹	—	₹	4,864	₹	274,256
Time and materials		61,304		19,955		31,392		17,560		19,830		10,335		8,920		169,296		—		1,166		170,462
Products		—		—		—		—		—		—		—		—		8,404		—		8,404

	₹	137,028	₹	57,306	₹	71,000	₹	56,553	₹	56,083	₹	35,460	₹	25,258	₹	438,688	₹	8,404	₹	6,030	₹	453,122

Information on disaggregation of revenues for the nine months ended December 31, 2020 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	136,945	₹	61,080	₹	71,877	₹	58,033	₹	57,248	₹	36,483	₹	23,141	₹	444,807	₹	—	₹	6,623	₹	451,430
Sale of products		—		—		—		—		—		—		—		—		5,546		—		5,546

	₹	136,945	₹	61,080	₹	71,877	₹	58,033	₹	57,248	₹	36,483	₹	23,141	₹	444,807	₹	5,546	₹	6,623	₹	456,976

B. Revenue by geography
India	₹	5,017	₹	1,790	₹	637	₹	1,145	₹	514	₹	1,360	₹	949	₹	11,412	₹	2,417	₹	6,623	₹	20,452
Americas *		78,382		45,850		49,906		18,254		44,171		17,565		5,536		259,664		661		—		260,325
Europe		33,196		6,790		13,709		24,091		8,792		15,218		6,009		107,805		1,304		—		109,109
Rest of the World		20,350		6,650		7,625		14,543		3,771		2,340		10,647		65,926		1,164		—		67,090

	₹	136,945	₹	61,080	₹	71,877	₹	58,033	₹	57,248	₹	36,483	₹	23,141	₹	444,807	₹	5,546	₹	6,623	₹	456,976

C. Revenue by nature of contract
Fixed price and volume based	₹	75,842	₹	42,458	₹	36,351	₹	39,235	₹	38,521	₹	26,299	₹	15,511	₹	274,217	₹	—	₹	5,275	₹	279,492
Time and materials		61,103		18,622		35,526		18,798		18,727		10,184		7,630		170,590		—		1,348		171,938
Products		—		—		—		—		—		—		—		—		5,546		—		5,546

	₹	136,945	₹	61,080	₹	71,877	₹	58,033	₹	57,248	₹	36,483	₹	23,141	₹	444,807	₹	5,546	₹	6,623	₹	456,976

*	Substantially related to operations in the United States of America.

21. Expenses by nature

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Employee compensation	₹	82,381	₹	82,769	₹	241,123	₹	246,199
Sub-contracting/ technical fees		22,764		20,657		67,750		62,115
Cost of hardware and software		2,702		1,441		8,381		5,465
Travel		4,956		1,394		14,138		3,948
Facility expenses		4,881		4,996		14,662		14,967
Depreciation, amortization and impairment*		5,295		7,927		15,064		20,661
Communication		1,213		1,462		3,495		4,617
Legal and professional fees		1,142		1,437		3,477		3,972
Rates, taxes and insurance		692		636		1,853		2,540
Marketing and brand building		690		283		1,953		679
Lifetime expected credit loss		(72)		(230)		649		1,615
Miscellaneous expenses**		1,555		681		4,161		3,340

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	128,199	₹	123,453	₹	376,706	₹	370,118

*

Depreciation, amortization and impairment includes impairment charge on certain software platforms, capital work-in-progress and intangible assets amounting to ₹ 1,673 and ₹ 2,427, for the three months and nine months ended December 31, 2020, respectively.

**	Miscellaneous expenses for the three months and nine months ended December 31, 2020, includes an amount of ₹ Nil, and ₹ 991, respectively towards COVID-19 contributions.

22. Finance expenses

	Three months ended December 31,		Nine months ended December 31,
	2019	2020	2019	2020
Interest expense	₹ 1,267	₹ 1,220	₹ 3,968	₹ 3,315
Exchange fluctuation on foreign currency borrowings, net	577	180	1,707	651

	₹ 1,844	₹ 1,400	₹ 5,675	₹ 3,966

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Interest income	₹	4,969	₹	5,072	₹	17,277	₹	14,710
Dividend income		73		—		262		1
Net gain from investments classified as FVTPL		245		582		983		1,171
Net gain from investments classified as FVTOCI		83		321		652		583

Finance and other income	₹ 5,370		₹ 5,975		₹ 19,174		₹ 16,465

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(367)	₹	270	₹	2,207	₹	3,422
Other foreign exchange gains/(losses), net		1,094		296		(31)		(1,313)

Foreign exchange gains/(losses), net	₹	727	₹	566	₹	2,176	₹	2,109

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Profit attributable to equity holders of the Company	₹	24,558	₹	29,667	₹	73,958	₹	78,225
Weighted average number of equity shares outstanding		5,692,132,118		5,696,798,493		5,879,588,157		5,694,731,405

Basic earnings per share	₹	4.31	₹	5.21	₹	12.58	₹	13.74

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares and buyback of equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

The calculation of the potential dilutive effect on earnings per share on buyback of equity shares includes the incremental equity shares arrived as the difference between the number of ordinary shares assumed at the fair value (determined as the average market price of the Company’s shares during the period) and the number of ordinary shares received from satisfying the buyback offer.

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
Profit attributable to equity holders of the Company	₹	24,558	₹	29,667	₹	73,958	₹	78,225
Weighted average number of equity shares outstanding		5,692,132,118		5,696,798,493		5,879,588,157		5,694,731,405
Effect of dilutive equivalent share options		11,132,923		12,157,947		13,378,749		12,356,425
Dilutive effect from proposed buyback of equity shares		—		32,114,026		—		105,691,275

Weighted average number of equity shares for diluted earnings per share		5,703,265,041		5,741,070,466		5,892,966,906		5,812,779,105

Diluted earnings per share	₹	4.30	₹	5.17	₹	12.55	₹	13.46

Diluted earnings per share for each of the three months ended June 30, September 30 and December 31 will not add up to diluted earnings per share for the nine months ended December 31, 2020, on account of dilutive effect of liability for proposed buyback of equity shares.

25. Employee benefits

	Three months ended December 31,		Nine months ended December 31,
	2019	2020	2019	2020
Salaries and bonus	₹ 79,871	₹ 79,432	₹ 232,870	₹ 236,124
Employee benefits plans
Gratuity and other defined benefit plans	334	552	1,053	1,570
Defined contribution plans	2,176	2,208	6,301	6,699
Share-based compensation	—	577	899	1,806

	₹ 82,381	₹ 82,769	₹ 241,123	₹ 246,199

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,		Nine months ended December 31,
	2019	2020	2019	2020
Cost of revenues	₹ 70,509	₹ 70,286	₹ 205,785	₹ 209,540
Selling and marketing expenses	7,851	7,779	23,134	23,163
General and administrative expenses	4,021	4,704	12,204	13,496

	₹ 82,381	₹ 82,769	₹ 241,123	₹ 246,199

The Company has granted 2,402,440 and 2,472,440 options under RSU option plan during the three and nine months ended December 31, 2020 (30,000 and 2,957,000 for the three and nine months ended December 31, 2019); 1,085,420 and 1,701,420 options under ADS option plan during the three and nine months ended December 31, 2020, respectively (40,000 and 2,710,400 for three and nine months ended December 31, 2019).

The Company has also granted 2,879,860 and 2,969,860 Performance based stock options (RSU) during the three and nine months ended December 31, 2020, respectively (Nil and 2,244,500 for the three and nine months ended December 31, 2019); 1,452,980 and 2,376,980 Performance based stock options (ADS) during the three and nine months ended December 31, 2020, respectively (Nil and 2,440,600 for three and nine months ended December 31, 2019).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

26. Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ Nil for the three months ended December 31, 2019 and 2020, and ₹ 597 and ₹ (81) for the nine months ended December 31, 2019, and December 31, 2020 respectively has been recognized under other operating income/(loss), net.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ Nil and ₹ 152 for the three months and nine months ended December 31, 2019 respectively, has been recognized under other operating income/(loss), net.

27. Commitments and contingencies

Capital commitments: As at March 31, 2020 and December 31, 2020 the Company had committed to spend approximately ₹ 14,011 and ₹ 9,571     respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2020 and December 31, 2020, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,655 and ₹ 27,626 (including ₹ 9,650 towards Buyback as referred in Note 31) respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2011. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2008. Department has filed a Special Leave Petition before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004. Further, for the financial years ending March 31, 2009 to March 31, 2014, the Hon’ble Income Tax Appellate Tribunal (“ITAT”) has heard and disposed-off majority of the issues in favor of the Company. Out of six financial years, aggregate demand for year ending March 31, 2009 to March 31, 2011 of ₹ 8,226 (including interest of ₹ 1,798) is included above. Remaining three years ending from March 31, 2012 to March 31, 2014 has aggregate demand of ₹ 4,316 (including interest of ₹ 1,165).

For the year ended March 31, 2015, the Company received the final assessment order in October 2019 with an estimated demand of ₹ 1,347 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2016, the Company received the draft assessment order in December 2019 with an estimated demand of ₹ 704 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed the objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For the year ended March 31, 2007 to year ended March 31, 2012, the company has received tax demand of ₹ 227 (including interest of ₹ 102) for non-deduction of tax at source on some payments. The Company has already deposited the demand under protest. The Company received order issued by ITAT, Bengaluru rejecting Company’s appeal. The Company has received a favorable order on this issue from the Hon’ble High Court of Karnataka for the earlier years and has filed appeal with Hon’ble High Court of Karnataka challenging order from ITAT. Hon’ble High Court of Karnataka has admitted the appeal and has granted stay for penalty proceeding initiated by the department.

Income tax demands against the Company amounting to ₹ 77,873 and ₹ 84,797 are not acknowledged as debt as at March 31, 2020 and December 31, 2020, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 8,033 and ₹ 10,298    as of March 31, 2020 and December 31, 2020, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, we re-organized our IT Services segment from seven industry verticals to four Strategic Market Units (“SMUs”) as follows—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). We will report our IT Services segment information organized by SMUs from quarter ending March 31, 2021.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2019, is as follows:

	IT Services									IT Products		ISRE		Reconciling Items		Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	46,612	19,799	25,443	19,553	18,584	12,450	8,565	₹	151,006	₹	2,576	₹	1,847	₹	3	₹	155,432
Other operating income	—	—	—	—	—	—	—		—		—		—		—		—
Segment Result	8,246	3,186	4,725	3,130	3,256	2,385	1,444		26,372		(140)		(528)		169		25,873
Unallocated									1,360		—		—		—		1,360

Segment Result Total								₹	27,732	₹	(140)	₹	(528)	₹	169	₹	27,233
Finance expense																	(1,844)
Finance and other income																	5,370
Share of profit/ (loss) of associates accounted for using the equity method																	34

Profit before tax																₹	30,793
Income tax expense																	(6,164)

Profit for the period																₹	24,629

Depreciation, amortization and impairment																₹	5,295

Information on reportable segment for the three months ended December 31, 2020, is as follows:

	IT Services																IT Products		ISRE		Reconciling Items		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	46,825	₹	21,266	₹	25,077	₹	20,076	₹	19,394	₹	12,677	₹	8,016	₹	153,331	₹	1,552	₹	2,393	₹	(10)	₹	157,266
Other operating income/(loss), net		—		—		—		—		—		—		—		—		—		—		—		—
Segment Result		9,820		4,359		6,166		3,688		3,128		2,552		1,445		31,158		89		473		47		31,767
Unallocated																2,046		—		—		—		2,046

Segment Result Total															₹	33,204	₹	89	₹	473	₹	47	₹	33,813
Finance expense																								(1,400)
Finance and other income																								5,975
Share of profit/ (loss) of associates accounted for using the equity method																								101

Profit before tax																							₹	38,489
Income tax expense																								(8,524)

Profit for the period																							₹	29,965

Depreciation, amortization and impairment																							₹	7,927

Information on reportable segment for the nine months ended December 31, 2019, is as follows:

	IT Services																IT Products		ISRE		Reconciling Items		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	137,767	₹	57,651	₹	71,339	₹	56,873	₹	56,392	₹	35,672	₹	25,387	₹	441,081	₹	8,218	₹	6,059	₹	(60)	₹	455,298
Other operating income		—		—		—		—		—		—		—		749		—		—		—		749
Segment Result		25,988		8,978		12,183		8,410		10,406		6,916		4,006		76,887		(398)		(1,341)		320		75,468
Unallocated																3,124								3,124

Segment Result Total															₹	80,760	₹	(398)	₹	(1,341)	₹	320	₹	79,341
Finance expense																								(5,675)
Finance and other income																								19,174
Share of net profit /(loss) of associates accounted for using the equity method																								16

Profit before tax																							₹	92,856
Income tax expense																								(18,594)

Profit for the period																							₹	74,262

Depreciation, amortization and impairment																								15,064

Information on reportable segment for the nine months ended December 31, 2020, is as follows:

	IT Services																IT Products		ISRE		Reconciling Items		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	137,648	₹	61,320	₹	72,183	₹	58,345	₹	57,542	₹	36,672	₹	23,258	₹	446,968	₹	5,501	₹	6,629	₹	(13)	₹	459,085
Other operating income/(loss), net		—		—		—		—		—		—		—		(81)		—		—		—		(81)
Segment Result		27,546		11,092		16,092		10,586		9,927		7,159		3,656		86,058		(87)		487		(891)		85,567
Unallocated		—		—		—		—		—		—		—		3,400		—		—		—		3,400

Segment Result Total															₹	89,377	₹	(87)	₹	487	₹	(891)	₹	88,886
Finance expense																								(3,966)
Finance and other income																								16,465
Share of net profit /(loss) of associates accounted for using the equity method																								126

Profit before tax																							₹	101,511
Income tax expense																								(22,590)

Profit for the period																							₹	78,921

Depreciation, amortization and impairment																							₹	20,661

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended December 31,				Nine months ended December 31,
	2019		2020		2019		2020
India	₹	7,321	₹	6,509	₹	22,765	₹	20,463
Americas *		89,549		88,757		261,654		261,480
Europe		36,279		38,871		106,701		109,682
Rest of the world		22,283		23,129		64,178		67,460

	₹	155,432	₹	157,266	₹	455,298	₹	459,085

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three and nine months ended December 31, 2019 and 2020.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	During the three and nine months ended December 31, 2020, the Company has contributed ₹ Nil and ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

c)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

d)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in Reconciling items.

g)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under Reconciling items.

h)

Other operating income/(loss) of ₹ Nil is included as part of IT Services segment results for three months ended December 31, 2019 and 2020, and ₹ 749 and ₹ (81) for the nine months ended December 31, 2019 and 2020 respectively. Refer to Note 26.

i)

Segment results are after considering the impact of impairment charge of ₹ 1,040 in TECH industry vertical for the three months ended December 31, 2020 and ₹ 1,302 and ₹ 192 in TECH and BFSI industry vertical, respectively, for the nine months ended December 31, 2020. Further, an impairment charge of ₹ 633 for the three and nine months ended December 31, 2020, towards certain marketing-related intangible assets recognized on acquisitions, is allocated to all IT Services industry vertical. The remaining impairment charge of ₹ Nil and ₹ 300 for the three and nine months ended December 31, 2020, respectively is included under unallocated. (Refer to Note 4, 6 and 21).

j)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 16 and ₹ 642, for the three months ended December 31, 2019 and 2020 respectively, and ₹ 847 and ₹ 1,880 for the nine months ended December 31, 2019 and 2020, respectively. The share-based compensation expense pertaining to other segments is not material.

29. List of subsidiaries and investments accounted for using equity method as at December 31, 2020 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Rational Interaction, Inc. **	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan

Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.

	Wipro Financial Services UK Limited		U.K.

	Wipro IT Services S.R.L.		Romania

	4C NV		Belgium
		4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Weare4C UK Limited **	U.K.
		4C Consulting France	France
Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia

	Wipro Poland SP Z.O.O		Poland

	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro Technologies Australia Pty Ltd		Australia

	Wipro Corporate Technologies Ghana Limited		Ghana

	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan

		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited *			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#

51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company. The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated, Rational Interaction, Inc. and Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	IVIA Servicos de Informatica Ltda		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.

ITI Proficiency Ltd		Israel
International TechneGroup S.R.L.		Italy
	MechWorks S.R.L.	Italy
Appirio, Inc.		USA
Appirio, K.K		Japan
Topcoder, LLC.		USA
Appirio Ltd		Ireland
	Appirio Ltd (UK)	U.K.
Rational Interaction, Inc.		USA
Rational Consulting Australia Pty Ltd		Australia
Rational Interaction Limited		Ireland
Weare4C UK Limited		U.K.
CloudSocius DMCC		UAE

As at December 31, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:
Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.	Buyback of equity shares

On October 13, 2020, the Board of Directors approved a proposal to Buyback up to 237,500,000 equity shares of ₹ 2 each (representing 4.16% of total paid-up equity share capital as at September 30, 2020) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 400 per equity share for an aggregate amount not exceeding ₹ 95,000 (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback through postal ballot (including e-voting) on November 16, 2020 and December 11, 2020 was fixed as the record date for the Buyback. In accordance with the provisions of the Buyback Regulations, the Letter of offer for the buyback was approved by SEBI on December 21, 2020 and tender period for Buyback opened on December 29, 2020 and will close on January 11, 2021. Consequently, the Company has recorded a liability towards gross obligation on Buyback of equity shares of ₹ 95,000 and the corresponding liability for tax on buyback of ₹ 22,021 as at December 31, 2020.

32.

On October 13, 2020, the Company entered into a definitive agreement to acquire Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design for a total consideration of USD 80 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending March 31, 2021.

33.

On December 22, 2020, as part of strategic partnership, the Company entered into a definitive agreement with Metro AG to take over the IT units in Germany and Romania. The consummation of the transaction is subject to receipt of regulatory approvals and customary closing conditions and is expected to be completed by April 30, 2021.

34.	Events after the reporting period

The Board of Directors in their meeting held on January 13, 2021, declared an interim dividend of ₹ 1/- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-).

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
January 13, 2021